UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25
Commission File Number 001-32108
NOTIFICATION OF LATE FILING

(Check One)	☒ Form 10-K ☐ Form 11-K ☐ Form N-SAR ☐ Form 20-F ☐ Form 10-Q ☐ Form N-CSR ☐ Form 10-D

For Period Ended: December 31, 2019

☐ Transition Report on Form 10-K ☐ Transition Report on Form 20-F ☐ Transition Report on Form 11-K ☐ Transition Report on Form 10-Q ☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Hornbeck Offshore Services, Inc.
Full Name of Registrant

Former Name if Applicable

103 Northpark Boulevard, Suite 300
Address of Principal Executive Office ( Street and Number)

Covington, LA 70433
City, State and Zip Code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Hornbeck Offshore Services, Inc. (the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Form 10-K for the fiscal year ended December 31, 2019 (the “Form 10-K”). The Company was unable to file its Form 10-K within the prescribed time period without unreasonable effort or expense for the reasons set forth below. The Company is currently engaged in liability management efforts and is actively engaging in discussions with certain holders of the Company’s long-term debt with respect to potential deleveraging or restructuring transactions. These discussions have involved significant resources and have been a priority for management.

The Company can offer no assurance regarding if or when it will agree on the terms of or consummate any potential restructuring or deleveraging transactions. The Company’s financial, accounting and administrative personnel have been supporting these negotiations and have been focused on maintaining the Company’s ongoing operations and implementing operational reviews and initiatives. These negotiations and activities involve significant resources, place increased burdens on the Company’s management and staff and occurred at the time during which year-end close procedures are normally conducted.

Furthermore, the COVID-19 pandemic and the recent oil price war initiated by Russia and Saudi Arabia have had significant negative impact on the offshore oil and gas industry and the Company. Much of the Company’s resources and many of its personnel related to its accounting, finance and administrative functions have been displaced due to COVID-19-related shelter-in-place orders.

PART IV - OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification

James O. Harp, Jr.	(985)	727-2000
(Name)	(Area code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As a result of the matters discussed in Part III above, the Company is not in a position to provide specific estimates of anticipated significant changes in results of operations from the fiscal year ended December 31, 2018 to the fiscal year ended December 31, 2019 that may be reflected in the financial statements to be included in the Company’s Form 10-K for the fiscal year ended December 31, 2019.

The Company anticipates that its loss from operations will be higher for the year ended December 31, 2019 compared to the year ended December 31, 2018.

The foregoing statements are based on the Company’s current expectations as of the date of this filing and involve a number of risks and uncertainties which may cause actual results to differ.

Hornbeck Offshore Services, Inc.

(Name of registrant as specified in charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized:

Date: March 31, 2020	By:	/s/ James O. Harp, Jr.
James O. Harp, Jr.
Executive Vice President and Chief Financial Officer